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                                  EXHIBIT 99.4

                          CONSENT OF ERNST & YOUNG LLP,
           INDEPENDENT CHARTERED ACCOUNTANTS FOR ECHO BAY MINES, LTD.



We consent to the inclusion in the Form 40-F for the year ended December 31, 2003 of Kinross Gold Corporation of our report dated February 7, 2003 (except for note 18(c), as to which the date is March 26, 2003) with respect to the consolidated financial statements of Echo Bay Mines Ltd. as at December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002.

We also consent to the incorporation by reference of our above mentioned report into the Registration Statement on Form F-10 (Registration No. 333-102660) and the Registration Statements on Form S-8 (Registration Statements No. 333-05776, 033-93926, 0333-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742)
of Kinross Gold Corporation.

Edmonton, Canada                                      /s/ Ernst & Young LLP
April 30, 2004                                        Chartered Accountants